UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 9, 2024, Bon Natural Life Ltd. (the “Company”) entered into an Ordinary Share Purchase Agreement (the “Agreement”) with White Lion Capital, LLC (“White Lion”). Under the Agreement, the Company shall have the right to require White Lion to purchase, from time to time, up to a cumulative total of $10,000,000 worth of the Company’s ordinary shares.

Under the Agreement, the Company shall have the right, from time to time, to send White Lion a purchase notice requiring White Lion to purchase ordinary shares in the Company. The dollar amount of each purchase notice shall be limited to the lesser of: (i) 30% of the average daily trading volume for the Company’s ordinary shares over the preceding 5 business days; or (ii) $1,000,000 divided by the highest closing price for the Company’s ordinary shares over the preceding 5 business days. When sending a purchase notice to White Lion, the Company may elect to send either a “Rapid Purchase Notice” or a “VWAP Purchase Notice.” In the case of a Rapid Purchase Notice, White Lion’s purchase price for the Company’s ordinary shares shall be equal to the lowest traded price for the Company’s ordinary shares that occurs during the Rapid Purchase Notice Date (defined as the same day that the Rapid Purchase Notice is sent if the purchase notice and a DWAC transfer of the shares to be purchased is completed before 9:00 a.m., or the following business day if the notice and/or the DWAC transfer if completed after 9:00 a.m.). In the case of a VWAP Purchase Notice, White Lion’s purchase price for the Company’s ordinary shares shall be equal to 91% of the lowest daily VWAP (as defined in the Agreement) for the Company’s ordinary shares during the VWAP Valuation Period (as defined in the Agreement) up until a total of $2,000,000 worth of ordinary shares have been purchased. Thereafter, White Lion’s purchase price for the Company’s ordinary shares under a VWAP Purchase Notice shall be equal to 97% of the lowest daily VWAP for the Company’s ordinary shares during the VWAP Valuation Period. The VWAP Valuation Period is defined as 3 consecutive business days commencing on the VWAP Purchase Notice Date (defined as the same day that the VWAP Purchase Notice is sent if the purchase notice and a DWAC transfer of the shares to be purchased is completed before 9:00 a.m., or the following business day if the notice and/or the DWAC transfer if completed after 9:00 a.m.)

White Lion’s obligation to purchase ordinary shares under the Agreement is subject to certain conditions and limitations, including the following:

●	All shares to be issued under the Agreement must be covered by an effective registration statement and the Company must, within 90 days: (i) register its sale of ordinary shares to White Lion under the Agreement via a prospectus supplement to its current shelf registration statement on Form F-3, and/or (ii) register White Lion’s resale of ordinary shares to be acquired under the Agreement on new registration statement ;
●	The Company’s ability to require White Lion’s purchase of ordinary shares under the Agreement will be limited such that the Company may not require any purchase by White Lion to the extent that such purchase would result in White Lion beneficially owning more than 4.99% of the Company’s ordinary shares immediately thereafter; and
●	The Company may not issue more than 793,714 ordinary shares to White Lion (equal to 19.99% of the Company’s outstanding ordinary shares on the date of the Agreement) unless or until shareholder approval of such issuances is obtained.

As additional consideration to White Lion, the Company has agreed to issue White Lion $250,000 worth of ordinary shares as a commitment fee. The term of the Agreement runs until September 30, 2025, or until a total $10,000,000 worth of ordinary shares have been purchased, whichever occurs first.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Ordinary Share Purchase Agreement with White Lion Capital, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer